Exhibit 99.3

. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold This Form of Proxy is solicited by and on behalf of Management of AltaGas Ltd. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a shareholder of AltaGas, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or by internet at www.investorvote.com. In addition, you MUST go to www.Computershare.com/ALAQ by 1:00 p.m. MDT on April 29, 2020, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date the form was received by or on behalf of AltaGas. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter and the Management Nominees (see reverse) are appointed proxyholders, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the documentation provided by Management, including the management information circular dated March 12, 2020. Fold Proxies submitted must be received by 1:00 PM, MDT, on Wednesday, April 29, 2020 (or 48 hours before any adjournment of the meeting). VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . . To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting https://web.lumiagm.com/190340102. You or your duly appointed proxyholder will need the Control Number and the password “AltaGas2020” to participate, ask questions and vote. To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01KIME Form of Proxy - Annual Meeting of the Shareholders of AltaGas Ltd. to be held on Friday, May 1, 2020 full page graphic with searchable text behind. ASAP filing today Exhibit 99.3

Appointment of Proxyholder

I / We, being shareholder(s) of AltaGas Ltd., hereby appoint: Randall L. Crawford, President and Chief Executive Officer, or failing this person, Bradley Grant, Executive Vice President and Chief Legal Officer.

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If you are appointing a proxyholder other than the Management Nominees you MUST return your proxy by mail or by internet at www.investorvote.com and go to www.Computershare.com/ALAQ by 1:00 p.m. MDT on April 29, 2020, and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log in to and vote at the Meeting. Without a Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

As my/our proxyholder with full power of substitution to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of **AltaGas Ltd.** (the "**Company**") to be held via live audio webcast online at https://web.lumiagm.com/190340102 (Password: "AltaGas2020") on Friday, May 1, 2020 at 1:00 PM MDT and at any adjournment or postponement thereof (the "**Meeting**").

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For **Withhold**

Fold

1. Appointment of Auditors

Appoint **Ernst & Young LLP** as auditors of the Company and authorize the directors of the Company to fix Ernst & Young LLP's remuneration in that capacity. ☐ ☐

2. Election of Directors

☐ **FOR** all nominees listed below

☐ **WITHHOLD FROM VOTING** for all nominees listed below

OR vote for individual nominees below

	For	Withhold		For	Withhold		For	Withhold
01. Victoria A. Calvert	☐	☐	02. David W. Cornhill	☐	☐	03. Randall L. Crawford	☐	☐
04. Allan L. Edgeworth	☐	☐	05. Robert B. Hodgins	☐	☐	06. Cynthia Johnston	☐	☐
07. Pentti O. Karkkainen	☐	☐	08. Phillip R. Knoll	☐	☐	09. Terry D. McCallister	☐	☐
10. Linda G. Sullivan	☐	☐	11. Nancy G. Tower	☐	☐			

For **Against**

Fold

3. Executive Compensation

Advisory vote to approve the Company's approach to executive compensation, as described in the management information circular dated March 12, 2020. ☐ ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above and the Management Nominees are appointed proxyholders, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

ALAQ 293683 AR2

01KIND